SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115
August 11, 2008
Via Overnight Mail and SEC Correspondence
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	David L. Orlic
Special Counsel
Re:	SearchPath International, Inc.
Amendment No. 3 to Registration Statement on Form 10
Filed August 7, 2008
File No. 000-53277
Dear Mr. Orlic:
     On behalf of SearchPath International, Inc., a Delaware corporation (the “Company”), we are hereby transmitting this letter in response to the staff’s comment letter dated August 8, 2008 regarding the above filing.
     The Company’s responses are numbered to correspond to the numbering of the comment contained in the comment letter, with the staff comment in italics and the response immediately following. Courtesy copies of this letter are being provided to Jan Woo and Barbara C. Jacobs.
Item 7. Certain Relationships and Related Parties, page 24
1.	In response to comment 7 of our letter dated August 6, 2008, you have disclosed that Mr. and Mrs. Johnston are promoters as defined in Rule 405 under the Securities Act of 1933. Please confirm to us that you have included in this section all applicable disclosure pursuant to Item 404(d)(2) of Regulation S-K.

The Company confirms that we have included in this section all applicable disclosure pursuant to Item 404(d)(2) with respect to Ms. Johnston. We have included additional disclosure to clarify the items of value received by Mr. Johnston, as a promoter, since the Company’s inception in 2005. Please see the additional disclosure on page 24.

Item 10. Recent Sales of Unregistered Securities, page 25
2.	We note your response to comment 8 of our letter dated August 6, 2008, in which you state that you relied on Rule 701 under the Securities Act of 1933 and Rule 506 of Regulation D for the issuances of securities to Mr. Johnston and Mr. Woods for services rendered and to Margulies & Levinson, respectively. Please include this disclosure in your filing. Please also disclose how the issuances under Rule 701 met the limitation on amounts that may be sold contained in Rule 701(d)(2) under the Securities Act.

As requested, we have included the additional disclosure in the filing and also disclosed how the issuances under Rule 701 met the limitation on amounts that may be sold under Rule 701. Please see page 26 of the Form 10.
     I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 912-1500 at your earliest convenience if any additional comments will be forthcoming.
Very truly yours,
SearchPath International, Inc.
/s/ Thomas K. Johnston
Thomas K. Johnston
President and Chief Executive Officer

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